

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 22, 2008

Via U.S. Mail and Fax (905-270-5429)
Mr. Robert Wyllie
Chief Financial Officer
Balaton Power Inc.
16678 77th Avenue
Surrey, British Columbia
Canada V3S 8G1

> **Re: Balaton Power Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **File No. 0-32255**

Dear Mr. Wyllie:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   We issued a comment letter on July 19, 2005 related to your Form 20-F for the year ended December 31, 2004. It appears that you have not responded to these comments. Please either provide a response to these comments, or explain, in reasonable detail, why each of the comments is no longer relevant.

Cover page

2.   We note you have indicated by check mark that your financial statements were prepared on the basis of U.S. GAAP. Your audit report and financial statements indicate you have prepared your financial statements in accordance with Canadian GAAP. Please revise your cover sheet or clarify the discrepancy. If you revise your cover sheet to indicate the financials were prepared in accordance with Canadian GAAP, please indicate on the next line item if you are electing to file under Item 17 or Item 18.

Item 4A. Unresolved Staff Comments, page 32

3.   We note your disclosure that this item is not applicable. Please reference comment 1 above and tell us how you resolved our comments issued in a letter dated July 19, 2005 related to your Form 20-F for the year ended December 31, 2004.

General – Consolidated Financial Statements

4.   We note you have provided audited financial statements prepared under Canadian GAAP for the two years ended December 31, 2007. In accordance with Item 8.A.2 of Form 20-F, the filing should include audited financial statements for the three years ended December 31, 2007. Further, we note another auditor issued a report for your financial statements ended December 31, 2005 and 2004. Please amend your filing on Form 20-F to include the financial statements for the year ended December 31, 2005 along with the related audit report for that year and the related auditor's consent for the use of their report.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief